# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CalciMedica, Inc., CIK 0001534133
CUSIP: 38942Q202
Title of class of securities: Common Stock, $0.0001 Par Value Per Share
Address of issuer's principal executive offices: 505 COAST BOULEVARD SOUTH, SUITE 307, LA JOLLA, California (CA), 92037
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002042077-25-000016
Filed by CIK 0002042077

## Reporting persons
- Chernett Jorey: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment No. 1 constitutes an exit filing for the Reporting Person (as defined below), as the Reporting Person no longer beneficially owns any shares of the Issuer.

## Item 1. Issuer
Name of issuer: CalciMedica, Inc.
Address of issuer's principal executive offices: 505 COAST BOULEVARD SOUTH, SUITE 307, LA JOLLA, CA, 92037

## Item 2. Person Filing
Name of person filing: Jorey Chernett (the "Reporting Person")
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is 6222 Indianwood Trail, Bloomfield Hills, MI 48301.
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the close of business on May 19, 2026, the Reporting Person no longer beneficially owned any shares of Common stock, par value $0.0001 per share, of the Issuer ("Shares").
Percent of class: As of the close of business on May 19, 2026, the Reporting Person no longer beneficially owned any Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Chernett Jorey: /s/ Jorey Chernett, Jorey Chernett (05/20/2026)